[SUTHERLAND ASBILL & BRENNAN LLP]

W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com


                                  June 11, 2008





VIA EDGAR

Michelle Roberts, Esq.
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Mail Stop 4644
Washington, DC 20549-4644


         Re: Kansas City Life Variable Life Separate Account of Kansas City Life Insurance Company
                  Initial Registration Statement file on Form N-6
                  File No. 333-150926


Dear Ms. Roberts:

On behalf of Kansas City Life Insurance Company (the "Company") and Kansas City Life Variable Life Separate Account (the "Account"), we are providing the Company's responses to your comments given in your letter to me dated May 16, 2008 with regard to the above-referenced registration statement.

The Company will be filing Pre-Effective Amendment No. 1 to the Registration Statement (the "Amendment") that will include revisions made to the prospectus and statement of additional information in response to your comments. For your convenience, to the extent that those revisions are not set forth in the responses, such revisions are provided in Appendix A to this letter. The Amendment also will include financial statements and certain exhibits not previously included in the Registration Statement.

The Company would like to begin marketing the contracts on June 16, 2008, and will be submitting requests seeking acceleration of the effectiveness of this registration statement to June 16, 2008. Any assistance you could provide to the Company in granting the acceleration requests in accordance with this proposed schedule would be very much appreciated.

Set forth below are your comments on the initial registration statement. The Company's response follows each comment.

                                   *    *    *

1. FRONT COVER PAGE. PLEASE ADD THE NAME OF THE CONTRACT THAT CORRESPONDS TO THAT SPECIFIED ON THE EDGAR SYSTEM UNDER THE CLASS/CONTRACT NAME TO THE FRONT COVER PAGE OF THE PROSPECTUS.

The name of the contract, Century II Accumulator Variable Universal Life, has been added to the front cover page of the prospectus.

2. TAX BENEFITS (PG. 3). IT IS INDICATED THAT THE DEATH BENEFIT GENERALLY SHOULD BE EXCLUDABLE FROM THE GROSS INCOME OF ITS RECIPIENT. PLEASE ADD A SENTENCE TO THIS PARAGRAPH (OR THE TAX RISKS PARAGRAPH ON PGS 3-4) TO THE EFFECT THAT DEATH BENEFIT PROCEEDS MAY BE SUBJECT TO ESTATE/INHERITANCE TAXES.

The "Tax Benefits" discussion under "Contract Benefits" in the prospectus has been revised. The second sentence under "Tax Benefits" now states that "[t]herefore, the death benefit generally should be excludable from the gross income of its recipient, but may be subject to state and federal estate taxes."

3.   FEE TABLES (PGS. 5-9).

     O THE REGISTRANT SHOULD CONFIRM THAT ANY $0.00 CHARGES IN THE TABLE MAY ACTUALLY BE APPLIED UNDER AN INSURED'S CONTRACT DURING THE APPLICABLE PERIOD.

The Company has confirmed that the guaranteed and current minimum charge for the Per Thousand Charge is $0.00.

4. OTHER TAX CHARGE (PG. 45). ACCORDING TO THIS DISCLOSURE, A CHARGE IS CURRENTLY ASSESSED TO COVER INCOME AND PREMIUM TAXES AS A RESULT OF SUBACCOUNT OPERATIONS. THIS CHARGE SHOULD BE DISCLOSED IN THE FEE TABLE. (FOR INSTANCE, IF THE CHARGE FALLS UNDER THE 5% "PREMIUM EXPENSE CHARGE," A FOOTNOTE TO THE FEE TABLE SHOULD SET FORTH THE CHARGES COVERED UNDER THE PREMIUM EXPENSE CHARGE.)

The "Other Tax Charge" is not applicable to the Contract and, accordingly, the prospectus has been revised to delete any reference to an "other tax charge."

5. PURCHASING A CONTRACT (PGS. 45-46). PLEASE REVISE THE DISCLOSURE UNDER THIS HEADING TO CLARIFY THAT UNDER THE FEDERAL SECURITIES LAWS, THE PROSPECTUS IS THE CONTROLLING DOCUMENT AND THAT ALL MATERIAL PROVISIONS OF THE CONTRACT AND ANY MATERIAL VARIATIONS DUE TO STATE LAW REQUIREMENTS ARE DISCLOSED IN THE PROSPECTUS.

The Company has revised the disclosure under "Purchasing a Contract" as follows:


         The terms of certain features of the Contracts issued in your state may differ from those described in this Prospectus and in the Statement of Additional Information. The most common differences include the chronic condition trigger that is part of the acceleration of death proceeds/enhanced living benefits rider, and under payments or over payments due to misstatement of Age or sex. These variations and others are described in this Prospectus and in the Statement of Additional Information. In addition, optional riders may not be available in all states. See your Contract for specific variations. Your registered representative may also provide you with additional information about state variations.

The Company has added disclosure of material state variations to date in the following sections of the prospectus: "Free Look Right To Cancel Contract;" "Acceleration of Death Proceeds/Enhanced Living Benefits Rider (ELB); and "Reinstatement." The Company has also has added disclosure of material state variations in the following sections of the statement of additional information:
"Incontestability;" "Suicide Exclusion;" and "Misstatement of Age or Sex." To facilitate the Staff's review, we have included such disclosure in Appendix A to this letter. The Company represents that all material features of the Contract (including material state variations thereof as approved as of the date of the prospectus) are described in the prospectus.

6. SAL (PGS. 5-6). PLEASE RECONCILE THE INFORMATION PRESENTED IN THE THIRD COLUMN OF THE COMMISSIONS TABLE WITH THE STATEMENT UNDER THE TABLE THAT STATES "SUNSET FINANCIAL PASSES THROUGH COMMISSIONS IT RECEIVES AND DOES NOT RETAIN ANY OVERRIDE AS PRINCIPAL UNDERWRITER FOR THE CONTRACTS."

Sunset Financial Services, Inc. ("Sunset Financial") is the principal underwriter and distributor for the Company's variable life insurance contracts. Registered representatives of Sunset Financial sell the Company's variable life insurance contracts. Sunset Financial generally pays out to its registered representatives the entire amount of commissions it receives from the Company. However, with respect to contracts that no longer have a registered representative associated with them, Sunset Financial retains the commissions paid to it by the Company with respect to subsequent premium payments on these contracts. These retained commissions account for the net amount shown in the third column of the chart. To eliminate confusion in this regard, the sentence "Sunset Financial passes through commissions it receives and does not retain any override as principal underwriter for the Contracts" has been deleted.

7. MISCELLANEOUS. ANY EXHIBITS, FINANCIAL STATEMENTS AND ANY OTHER REQUIRED DISCLOSURE NOT INCLUDED IN THIS REGISTRATION STATEMENT MUST BE FILED IN A PRE-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT.

All exhibits, financial statements, and any other required disclosure have been filed in the pre-effective amendment to this registration statement.

8.   REPRESENTATIONS

         WE URGE ALL PERSONS WHO ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURE IN THE FILINGS REVIEWED BY THE STAFF TO BE CERTAIN THAT THEY HAVE PROVIDED ALL INFORMATION INVESTORS REQUIRE FOR AN INFORMED DECISION. SINCE THE REGISTRANT IS IN POSSESSION OF ALL FACTS RELATING TO THE REGISTRANTS DISCLOSURE, IT IS RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURES IT HAS MADE.

         NOTWITHSTANDING OUR COMMENTS, IN THE EVENT THE REGISTRANT REQUESTS ACCELERATION OF THE EFFECTIVE DATE OF THE PENDING REGISTRATION STATEMENT, IT SHOULD FURNISH A LETTER, AT THE TIME OF SUCH REQUEST, ACKNOWLEDGING THAT

     O SHOULD THE COMMISSION OR THE STAFF, ACTING PURSUANT TO DELEGATED AUTHORITY, DECLARE THE FILING EFFECTIVE, IT DOES NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING;

     O THE ACTION OF THE COMMISSION OR THE STAFF, ACTING PURSUANT TO DELEGATED AUTHORITY, IN DECLARING THE FILING EFFECTIVE, DOES NOT RELIEVE THE REGISTRANT FROM ITS FILL RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILING; AND

     O THE REGISTRANT MAY NOT ASSERT THIS ACTION AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

The Company will provide "Tandy" representations by separate letter to the Commission.

                          *        *        *

We hope you find these responses satisfactory. If you have any questions or further comments, please call me at 202.383.0590 or Pamela Ellis at 202.383.0566.

                                  Sincerely,

                                  /s/ W. Thomas Conner

                                  W. Thomas Conner



cc:    Marc Bensing
       Pamela Ellis

                                   APPENDIX A
                           NEW DISCLOSURE TO BE ADDED
                      REGARDING MATERIAL STATE VARIATIONS
                                   (in bold)


PROSPECTUS

FREE LOOK RIGHT TO CANCEL CONTRACT

You may cancel your Contract for a refund during your "free-look" period. You may also cancel an increase in Specified Amount that you have requested during the "free-look" period for the increase. The free look period expires on the latest of:

     o 10 days after you receive your Contract or, for an increase in Specified Amount, your adjusted Contract;
     o 45 days after your application for the Contract or the increase in Specified Amount is signed; or
     o    10 days after we mail or deliver a cancellation notice.

If you decide to cancel the Contract or an increase in Specified Amount, you must return the Contract to the Home Office or to the authorized registered representative who sold it. Immediately after mailing or delivery within the "free-look" period, the Contract or the increase will be deemed void from the beginning. If you cancel the Contract, we will refund Premiums paid within seven calendar days after we receive the returned Contract. (This means that the amount we refund will not reflect either gains or losses resulting from Subaccount performance.) If you cancel an increase in the Specified Amount, we will return any charges attributable to the increase to your Contract Value.

FOR CALIFORNIA INSUREDS AGE 60 AND OVER, THIS CONTRACT MAY BE RETURNED WITHIN 30 DAYS FROM THE DATE YOU RECEIVED IT. DURING THAT 30-DAY PERIOD, YOUR MONEY WILL BE PLACED IN THE FEDERATED PRIME MONEY FUND II SUBACCOUNT, UNLESS YOU DIRECT THAT THE PREMIUM BE INVESTED IN ANY OF THE OTHER SUBACCOUNTS UNDERLYING THE CONTRACT DURING THE 30-DAY PERIOD. IF YOU DO NOT DIRECT THAT THE PREMIUM BE INVESTED IN ANY OF THE SUBACCOUNTS OTHER THAN THE FEDERATED PRIME MONEY FUND II SUBACCOUNT, AND IF YOU RETURN THE CONTRACT WITHIN THE 30-DAY PERIOD, YOU WILL BE ENTITLED TO A REFUND OF THE PREMIUM AND CONTRACT FEES. IF YOU DIRECT THAT THE PREMIUM BE INVESTED IN ANY OF THE SUBACCOUNTS OTHER THAN THE FEDERATED PRIME MONEY FUND II SUBACCOUNT DURING THE 30-DAY PERIOD, AND IF YOU RETURN THE CONTACT DURING THAT PERIOD, YOU WILL BE ENTITLED TO A REFUND OF THE CONTRACT VALUE ON THE DAY THE CONTRACT IS RECEIVED BY KANSAS CITY LIFE INSURANCE COMPANY OR THE REGISTERED REPRESENTATIVE WHO SOLD YOU THE CONTRACT, WHICH COULD BE LESS THAN THE PREMIUM YOU PAID FOR THE CONTRACT. A RETURN OF THE CONTRACT AFTER 30 DAYS MAY RESULT IN A SUBSTANTIAL PENALTY, KNOWN AS A SURRENDER CHARGE.


ACCELERATION OF DEATH PROCEEDS/ENHANCED LIVING BENEFITS RIDER (ELB)

Issue ages:  20 - 70

This rider provides for payment of a portion of the Contract Death Proceeds prior to the death of the Insured. In addition to whatever medical underwriting is required for the issuance of the Contract, full medical underwriting is required for the ELB rider. The rider benefit is available to be paid to the Owner if the Insured qualifies for benefits under either, or both, of 2 triggers: (1) a confinement trigger that requires treatment in a qualified long term care facility continuously for 90 days, or (2) a chronic condition trigger that requires assistance with 2 of 6 activities of daily living (ADL) continuously for 90 days and requires the Insured to qualify as receiving care as defined in the ELB rider. Payments may be made under both triggers concurrently if the Insured qualifies under both triggers. THE CHRONIC CONDITION TRIGGER IS NOT AVAILABLE IN HAWAII, KANSAS, NORTH CAROLINA, AND UTAH. IN OREGON, THE CHRONIC CONDITION TRIGGER

MAY BE ELECTED ONLY IF THE INSURED REQUIRES SUBSTANTIAL SUPERVISION TO PROTECT THE INSURED FROM THREATS TO HEALTH AND SAFETY DUE TO PERMANENT SEVERE COGNITIVE IMPAIRMENT, AS DEFINED IN THE ELB RIDER.

     More specifically, you may elect the confinement trigger if:

o the Insured is currently, and has been continuously for the preceding 90 days, confined in an eligible nursing home. The term "confined" requires that the Insured be residing in and receiving care in the eligible nursing home. An "eligible nursing home" is an institution or special nursing unit of a hospital that meets at least one of the following requirements:
         o    approved as a Medicare provider of skilled nursing care services;
         o licensed as a skilled nursing home or as an intermediate care facility by the state in which it is located; or
         o    meets all of the requirements listed below:
               o licensed as a nursing home by the state in which it is located;
               o main function is to provide skilled or intermediate nursing care;
               o engaged in providing continuous room and board accommodations to 3 or more persons;
               o under the supervision of a registered nurse or licensed practical nurse;
               o    maintains a daily medical record of each patient; and
               o    maintains control and records for all medications dispensed.

Institutions that primarily provide residential facilities do not qualify as Eligible Nursing Homes; and

o the Insured's confinement must be due to medical reasons that are verified by a licensed physician, as defined in the ELB rider.

     You may elect the chronic trigger if the Insured has been certified within the last 12 months as having a condition resulting in:

o being permanently unable to perform, without substantial assistance from another individual, at least two activities of daily living due to a loss of functional capacity (NOT APPLICABLE IN OREGON); or
o requiring substantial supervision to protect such Insured from threats to health and safety due to permanent severe cognitive impairment, as defined in the ELB rider.

To qualify for a chronic condition, the Insured must be receiving health care assistance, as defined in the ELB rider, at least two times a week.

     The activities of daily living are:
o Bathing - Washing oneself by sponge bath or in either a tub or shower, including the task of getting into and out of the tub or shower.
o Continence - The ability to maintain control of bowel and bladder function; or when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).
o Dressing - Putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.
o Eating - Feeding oneself by getting food into the body from a receptacle or by a feeding tube or intravenously.
o Toileting - Getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.
o    Transferring - Moving into or out of a bed, chair or wheelchair.


REINSTATEMENT

If your Contract lapses, you may reinstate it within two years (THREE YEARS IN ARKANSAS, KENTUCKY, MINNESOTA, NEW HAMPSHIRE, OKLAHOMA, UTAH, VIRGINIA, AND WEST VIRGINIA; FIVE YEARS IN MISSOURI AND NORTH CAROLINA) after lapse. Reinstatement must meet certain conditions, including the payment of the required Premium and proof of insurability. See your Contract for further information.

SAI

INCONTESTABILITY

After the Contract has been in force during the Insured's lifetime for two years from the Contract Date, we may not contest it unless it lapses.

We will not contest any increase in the Specified Amount after the increase has been in force during the Insured's lifetime for two years following the effective date of the increase (WE WILL NOT CONTEST ANY INCREASE IN THE SPECIFIED AMOUNT IN WYOMING) unless the Contract lapses.

If a Contract lapses and is reinstated, we cannot contest the reinstated Contract after it has been in force during the Insured's lifetime for two years from the date of the reinstatement application unless the Contract lapses.


SUICIDE EXCLUSION

If the Insured dies by suicide, while sane or insane, within two years of the Contract Date (ONE YEAR IN COLORADO, MISSOURI, AND NORTH DAKOTA), the amount payable will be equal to the Contract Value less any Loan Balance.

If the Insured dies by suicide, while sane or insane, within two years after the effective date of any increase in the Specified Amount (ONE YEAR IN COLORADO, MISSOURI, AND NORTH DAKOTA), the amount payable associated with such increase will be limited to the cost of insurance charges associated with the increase.


MISSTATEMENT OF AGE OR SEX

If it is determined that the Age or sex of the Insured as stated in the Contract is not correct, while the Contract is in force and the Insured is alive, we will adjust the Contract Value. The adjustment will be the difference between the following amounts accumulated at 3% interest annually. The two amounts are:

o    the cost of insurance deductions that have been made; and
o    the cost of insurance deductions that should have been made.

If after the death of the Insured while this Contract is in force, it is determined the Age or sex of the Insured as stated in the Contract is not correct, the death benefit will be the net amount at risk that the most recent cost of insurance deductions at the correct Age and sex would have provided plus the Contract Value on the date of death (NOT APPLICABLE IN INDIANA).